Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Inducement Stock Option Awards (January 2023 – December 2023) of Akebia Therapeutics, Inc. of our report dated March 10, 2023 (except for Note 1 as to which the date is August 28, 2023) with respect to the consolidated financial statements of Akebia Therapeutics, Inc. and our report dated March 10, 2023 (except for the effect of the material weakness described in the third paragraph of that report as to which the date is August 28, 2023) with respect to the effectiveness of internal control over financial reporting of Akebia Therapeutics, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

January 30, 2024